 **Tyler Denk 💙** ✓ 💙 · @denk_tweets · May 1

yesterday we announced our $33M Series B led by NEA

... but we reserved an extra $1M for our users 💙

now's your chance to join us and own a part of beehiiv



# COMMUNITY ROUND

Invest in beehiiv. The newsletter platform built for growth.

From wefunder.com

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 **Tyler Denk 💙** ✓ 💙
@denk_tweets

a few additional notes on the community round:

• We have reserved $1M of allocation for our community.

• The community round will invest at the same valuation and price per share as the Series B institutional investors, including NEA and Lightspeed.

• The minimum investment amount is $100.

• You do not need to be an accredited investor to participate.

• At this time, this is simply a reservation to invest. You will have a chance to confirm funds and final amounts before they are drawn in a few weeks.

• If we are oversubscribed by the time you are reading this, it's not too late to participate.

• We are going to do our best to accommodate everyone who wants to participate, but ultimately allocations may shift if we are over-subscribed. Preference will go to active users, ranked in chronological order by when they signed up to use the platform (i.e. prioritizing our earliest users first.)

full legal disclosure: bit.ly/4dvQ0xs